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                                                                     Exhibit 4.2

                             SUPPLEMENTAL INDENTURE

          THIS SUPPLEMENTAL INDENTURE (this "2003 Discount Notes Supplemental Indenture"), dated as of January 31, 2006 is between Dex Media, Inc. (f/k/a Forward Acquisition Corp.), a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee under the Indenture referred to below (the "Trustee").

                                   WITNESSETH:

          WHEREAS, Dex Media, Inc., a Delaware corporation ("Dex Media"), and the Trustee heretofore executed and delivered an Indenture, dated as of November 10, 2003 (the "2003 Discount Notes Indenture"), providing for the issuance of $389 million aggregate principal amount at maturity of 9% Discount Notes due 2013 of Dex Media (the "2003 Discount Notes"; capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the 2003 Discount Notes Indenture);

          WHEREAS, WHEREAS, as a result of the merger of Dex Media with and into the Company pursuant to the Agreement and Plan of Merger, dated October 3, 2005, among Dex Media, the Company and R.H. Donnelley Corporation, a Delaware corporation and parent of the Company, the Company will assume the obligations of Dex Media under the 2003 Discount Notes Indenture and the 2003 Discount Notes; and

          WHEREAS, this 2003 Discount Notes Supplemental Indenture has been duly authorized by all necessary corporate action on the part of each of the Company and the Trustee.

          NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the 2003 Discount Notes as follows:

                                   ARTICLE I

                         Assumption by Successor Company

          Section 1.1. Assumption of the 2003 Discount Notes. The Company hereby expressly assumes all obligations of Dex Media under the 2003 Discount Notes and the 2003 Discount Notes Indenture.

          Section 1.2. Trustee's Acceptance. The Trustee hereby accepts this 2003 Discount Notes Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the 2003 Discount Notes Indenture.

                                   ARTICLE II

                        Effect of Supplemental Indenture

          Section 2.1. Effect of this 2003 Discount Notes Supplemental Indenture. Upon the execution and delivery of the 2003 Discount Notes Supplemental Indenture by the Company and acceptance by the Trustee, the 2003 Discount Notes Indenture shall be supplemented in accordance herewith, and this 2003 Discount Notes Supplemental Indenture shall form a part of the 2003 Discount Notes Indenture for all purposes, and every holder of 2003 Discount Notes heretofore or hereafter authenticated and delivered under the 2003 Discount Notes Indenture shall be bound thereby.

          Section 2.2. 2003 Discount Notes Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the 2003 Discount Notes Indenture shall remain in full force and effect.

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          Section 2.3. 2003 Discount Notes Indenture and this 2003 Discount
Notes Supplemental Indenture Construed Together. This 2003 Discount Notes Supplemental Indenture is an indenture supplemental to and in implementation of the 2003 Discount Notes Indenture, and the 2003 Discount Notes Indenture and this 2003 Discount Notes Supplemental Indenture shall henceforth be read and construed together.

          Section 2.4. Confirmation and Preservation of 2003 Discount Notes Indenture. The 2003 Discount Notes Indenture as supplemented by this 2003 Discount Notes Supplemental Indenture is in all respects confirmed and preserved.

          Section 2.5. Trust Indenture Act Controls. If and to the extent that any provision of this 2003 Discount Notes Supplemental Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision included in this 2003 Discount Notes Supplemental Indenture by the TIA, such imposed duties or incorporated provisions shall control.

          Section 2.6. Severability. In case any provision in this 2003 Discount Notes Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          Section 2.7. Benefits of 2003 Discount Notes Supplemental Indenture. Nothing in this 2003 Discount Notes Supplemental Indenture or the 2003 Discount Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the holders of the 2003 Discount Notes, any benefit of any legal or equitable right, remedy or claim under the 2003 Discount Notes Indenture, this 2003 Discount Notes Supplemental Indenture or the 2003 Discount Notes.

                                   ARTICLE III

                                  Miscellaneous

          Section 3.1. Successors. All agreements of the Company in this 2003 Discount Notes Supplemental Indenture shall bind its successors. All agreements of the Trustee in this 2003 Discount Notes Supplemental Indenture shall bind its successors.

          Section 3.2. Certain Duties and Responsibilities of the Trustee. In entering into this 2003 Discount Notes Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the 2003 Discount Notes Indenture and the 2003 Discount Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

          Section 3.3. Governing Law. This 2003 Discount Notes Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

          Section 3.4. Multiple Originals. The parties hereto may sign any number of copies of this 2003 Discount Notes Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Once signed copy is enough to prove this 2003 Discount Notes Supplemental Indenture.

          Section 3.5. Headings. The Article and Section headings herein are inserted for convenience of reference only, are not to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

          Section 3.6. The Trustee. The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this 2003 Discount Notes Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made by the Company.

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          IN WITNESS WHEREOF, the parties hereto have caused this 2003 Discount
Notes Supplemental Indenture to be duly executed as of the date first written above.

                                        DEX MEDIA, INC.
                                        (f/k/a FORWARD ACQUISITION CORP.)


                                        By: /s/ Robert J. Bush
                                            ------------------------------------
                                        Name: Robert J. Bush
                                        Title: Vice President and Secretary

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                                        U.S. BANK NATIONAL ASSOCIATION


                                        By: /s/ Richard Prokosch
                                            ------------------------------------
                                        Name: Richard Prokosch
                                        Title: Vice President